June 22, 2012

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549-7010

FROM:	Westlake Chemical Corporation

RE:	Westlake Chemical Corporation
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2012
(File No. 1-32260)
Response to Staff Comments

Set forth below are responses from Westlake Chemical Corporation (the “Company,” “we” or “us”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated June 5, 2012, concerning the Company’s Definitive Proxy Statement on Schedule 14A.

For your convenience, the Comments are highlighted in bold prior to the response.

Definitive Proxy Statement on Schedule 14A

Cash Incentive Plans/Bonuses

AIP, page 16

1.	We note that the amount of the 2011 bonus payments under the AIP were significantly higher than the target AIP bonuses established for this period. Although we note your disclosure that the committee determined the amount of the bonus payments in its discretion, it is unclear what specific factors were considered by the committee that led to the decision to pay bonus amounts that were equal to 185% to 240% of the target bonuses. Please explain how these amounts were determined for each of the NEOs. Please also explain whether it is the committee’s practice to adjust the amount paid under the AIP, and whether it is subject to any cap or other restriction in determining the amount of the payout. Please include similar disclosure in your future filings. For guidance, please refer to Items 402(b)(2)(vi) and (ix) of Regulation S-K.

Response.

As more fully described in the proxy statement, under the terms of the Annual Incentive Plan (“AIP”) of the Company, bonus awards may only be authorized if the Compensation Committee of the Company (the “Committee”) determines that one or more pre-established performance goals for the plan year have been met. These performance goals are designed to meet the requirements of Section 162(m) of the Internal Revenue Code. The specific performance goals for 2011 are described in the second full paragraph on page 16 of the Company’s proxy statement. Assuming at least one of these performance goals is met (two of the goals were met for 2011), then the Committee may exercise its discretion to set a bonus amount for each of the NEOs based on a non-formulaic assessment of factors.

The most significant factors considered by the Committee for 2011 for each of the NEOs are disclosed in the last paragraph on page 16 of the Company’s proxy statement. While the bonuses were in excess of the target for each NEO (ranging from 185% to 240%), we note that the Company achieved the highest level of earnings in its history in 2011 and completed a number of strategic and tactical plans in 2011. The Company’s Olefins segment was particularly successful in 2011, which was reflected in the award of bonuses greater than 200% of target to Messrs. Condon and Taylor.

In addition to the specific factors for each of the individual NEOs disclosed in the last paragraph on page 16 of the proxy statement (which were the factors the Committee considered the most significant), in exercising its discretion to set the bonus amounts for each of the NEOs for 2011, the Committee generally considered the Company’s financial performance compared to the Company’s budget; the Company’s financial performance compared to the financial performance of competitors; the Company’s returns compared to the cost of capital; cost management; the Company’s achievement of certain strategic and tactical plans; and the Company’s efforts associated with succession and organizational development plans. In the case of the NEOs other than our CEO and our Chairman of the Board, the Committee also considered the CEO’s input with respect to the individual performance of those executives. In determining the bonus amounts, the Committee did not assign a specific weighting or apply any formulaic calculation with respect to the significant factors disclosed in the last paragraph on page 16 of the Company’s proxy statement or the additional general factors described in this paragraph.

The Committee does not have a practice to “adjust” amounts to be paid under the AIP, except to the extent that the negative discretion applied by the Committee to the $5 million cap referred to below could be deemed an “adjustment.” The awards under the AIP are not formulaic, so the Committee determines the entire amount to be paid in its discretion. Under the AIP, if at least one of the performance goals is met, the AIP contains an absolute cap of $5 million on the potential bonus award to each executive. However, the Company does not believe disclosure of this amount would be meaningful to investors and is concerned that the amount could potentially be confused with a “maximum” bonus opportunity under a formulaic bonus plan. The $5 million cap under the AIP is an absolute limit established to meet the requirements of Section 162(m) of the Internal Revenue Code and is well in excess of any likely bonus amount that the Committee would, in the exercise of its discretion, award.

The Company intends to continue to include disclosure similar to the significant factors for each of the individual NEOs disclosed in the last paragraph on page 16 of the proxy statement in its future filings. In light of the foregoing explanation, the Company respectfully submits its belief that no additional disclosure is necessary in its future filings.

Acknowledgements

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Definitive Proxy Statement on Schedule 14A;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Definitive Proxy Statement on Schedule 14A; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call James H. Mayor of Baker Botts L.L.P. at (713) 229-1749 if you have any questions regarding this submission.

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